  CONTACT:
MEDIA: Shelley Maclean
 (613) 592-3400, ext. 2414 shelley.maclean@mdsinc.com

INVESTORS: Ana Raman
                                 (613) 595-4580 investor.relations@mdsinc.com

For Immediate Release:

MDS Nordion Secures Cobalt-60 Supply Agreement with
Ontario Power Generation until 2020

OTTAWA, CANADA - August 13, 2010 – MDS Nordion, a leading provider of products and services to the global health science market, today announced it has extended its existing agreement with Ontario Power Generation Inc. (OPG), the Canadian-based electricity generation company, until 2020 for the secure supply of cobalt-60 used in gamma sterilization technologies around the world.

Under the terms of the agreement, OPG will continue to supply raw materials to MDS Nordion for use in their medical sterilization and sealed source products. The agreement provides MDS Nordion with additional long-term supply for its global customer base.

 “Executing on this agreement demonstrates to our current and prospective customers that the Company remains committed to securing long-term supply of cobalt-60,” says Jill Chitra, Senior Vice-President, Strategic Technologies and Regulatory Affairs. “It also enables MDS Nordion to continue building on its strong market position in the sterilization industry.”

Approximately 40 per cent of single use medical devices produced worldwide are sterilized using gamma sterilization technologies. These include disposable medical devices and supplies such as surgeon’s gloves, syringes, sutures and catheters, as well as pharmaceuticals. Many organizations use gamma sterilization for the purpose of disinfestation of fruits and vegetables to meet international quarantine regulations. In addition, it can be used to sterilize cosmetic products and to enhance the material properties of polymers.

“We continue to build on our solid partnership with MDS Nordion,” said Bill Robinson, Executive Vice President, Nuclear Refurbishment, OPG. “This supply agreement demonstrates OPG’s commitment to MDS Nordion as a valued customer and highlights a significant contribution made by Nuclear Power to society well being.”

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of innovative technologies for use in medical imaging and radiotherapeutics, and sterilization technologies benefiting the lives of millions of people in more than 65 countries around the world.  Our products and services are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. MDS has more than 700 highly skilled people in five locations. Find out more at www.mdsnordion.com.

SOURCE: MDS